UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

FairMarket, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
305158107
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

(1)                                  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305158107

13G

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sierra Ventures VII, L.P., a California Limited Partnership (“Sierra VII”) 94-3315644

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER 4,925,334

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER 4,925,334

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,334

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%

12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 305158107

13g

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sierra Ventures Associates VII, LLC, a California Limited Liability Company (“SV Associates VII”) 94-3315643

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER 4,925,334

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER 4,925,334

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,334

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.0%

12.	TYPE OF REPORTING PERSON* PN

Item 1(a)	Name of Issuer:
FairMarket, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
500 Unicorn Park Drive Woburn, MA 01801
Item 2(a)	Name of Person Filing:

This statement is being filed by Sierra Ventures Associates VII, LLC, a California Limited Liability Company (“SV Associates VII”) whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates VII is general partner to Sierra Ventures VII, L.P., a California Limited Partnership (“Sierra VII”).  With respect to SV Associates VII, this statement relates only to its indirect, beneficial ownership of shares of Common Stock of FairMarket, Inc. (the “Shares”).  The Shares are held directly by Sierra VII.   Management of the business affairs and SV Associates VII, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the managers as listed on Exhibit B hereto.  Each individual manager disclaims beneficial ownership of the Shares.  SV Associates VII holds an additional 393,815 shares as nominee for the individual managing members listed on Exhibit B.  SV Associates VII has no voting or dispositive power with respect to such shares.  Sierra Ventures VI, L.P., a California Limited Partnership (“Sierra VI”) holds 1,317 shares of FairMarket, Inc. received in connection with a distribution from one of its portfolio companies.  SV Associates VI, LP, a California Limited Partnership, the general partner of Sierra VI, holds an additional 130 shares as nominee for the individuals listed on Exhibit B.  SV Associates VI has no voting or dispositive power with respect to such shares.

Item 2(b)	Address of Principal Business Offices or, if none, Residence:
See Above.
Item 2(c)	Citizenship
See Above
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
305158107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
Please see Rows 5-11 of cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement Sierra VII and SV Associates VII, the general and limited partners, and members of such entities may have the right to receive dividends from or the proceeds from the sale of shares of Common Stock of FairMarket, Inc. held by such entity.  No such rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 14, 2002

SIERRA VENTURES ASSOCIATES VII, LLC
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact

SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By Sierra Ventures Associates VII, LLC, its General Partner
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact for the General Partner

EXHIBIT INDEX

Exhibit		Found on Sequentially Numbered Page
Exhibit A:	Agreement of Joint Filing	7
Exhibit B:	List of Managers of Sierra Ventures Associates VII, LLC	8

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002, containing the information required by Schedule 13G, for the Shares of the Common Stock of FairMarket, Inc. held by Sierra Ventures VI, L.P., a California Limited Partnership, and Sierra Ventures VII, L.P., a California Limited Partnership.

February 14, 2002

SIERRA VENTURES ASSOCIATES VII, LLC
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact

SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By Sierra Ventures Associates VII, LLC, its General Partner
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact for the General Partner

EXHIBIT B

 Managers of Sierra Ventures Associates VII, LLC

Set forth below, with respect to each managing member of Sierra Ventures Associates VII, LLC, is the following:  (a) name; (b) business address and (c) citizenship.

1.             (a)           Peter C. Wendell

                (b)           c/o Sierra Ventures
                                                3000 Sand Hill Road
                                                Building Four, Suite 210
                                                Menlo Park, CA 94025

                (c)           United States Citizen

2.             (a)           Jeffrey M. Drazan

                (b)           c/o Sierra Ventures
                                                3000 Sand Hill Road
                                                Building Four, Suite 210
                                                Menlo Park, CA 94025

                (c)           United States Citizen

3.             (a)           David C. Schwab

                (b)           c/o Sierra Ventures
                                                3000 Sand Hill Road
                                                Building Four, Suite 210
                                                Menlo Park, CA 94025

                (c)           United States Citizen

4.                                       (a)           Steven P. Williams
(b)           c/o Sierra Ventures
                3000 Sand Hill Road
                Building Four, Suite 210
                Menlo Park, CA 94025

                (c)           United States Citizen